EXHIBIT 7.02

New Insight LLC

March 6, 2005

Board of Directors
Insight Communications Company, Inc.
810 7th Avenue
New York, NY 10019

Ladies and Gentlemen,

Sidney R. Knafel and Michael S. Willner, together with certain related parties (the “Controlling Shareholders”), and TC Group, L.L.C. (“Carlyle”), on behalf of an entity to be formed (“New Insight LLC” or “ New Insight”), are pleased to offer to acquire the outstanding Class A shares of Insight Communications Company, Inc. (“Insight” or the “Company”) (other than those shares of the Controlling Shareholders and certain others that will be rolled over) at a cash purchase price of $10.70 per share. This offer represents an 11% premium over the closing price of Insight’s Class A shares on Friday March 4, 2005, and a premium of 17% over the six-month average closing price.

We believe that the holders of the Insight Class A common stock will find our proposal attractive due to the substantial premium to its recent trading range and the opportunity for liquidity at a price higher than the shares have traded over the past 12 months. Our current intent is to structure the transaction as a long-form merger. The Controlling Shareholders will roll over a substantial majority of their ownership in the Company and will retain control. In considering our proposal the Controlling Shareholders want to make you aware that they will not agree to any other transaction involving their stake in the Company. We do not expect to refinance any of the Company’s outstanding debt in conjunction with this transaction.

While you are intimately familiar with the Controlling Shareholders, Carlyle, with $24.5 billion under management, is one of the world’s largest private firms and an active investor in the telecommunications and media sectors. Since the firm’s founding in 1987, Carlyle has invested in several cable television operators including: Casema (the third largest cable operator in the Netherlands; ongoing), Prime Communications (the former SBC/Hauser cable systems; exited), Taiwan Broadband (a leading cable operator in Taiwan; ongoing), and Genesis Cable Communications (cable system roll-up in the Southeastern U.S.; exited). Carlyle does not currently have any investments that would pose regulatory risks for this transaction, and has an excellent track record of completing transactions of this type on an expedited basis.

Carlyle is familiar with the cable industry and has invested significant time and resources in completing nearly all of our business, legal, and financial due diligence on the Company. Carlyle is prepared to provide the capital required for this transaction. The transaction would be funded through Carlyle Partners III, a $3.9 billion U.S. buyout fund, which has ample resources to complete this transaction. This proposal has received all necessary internal approvals from Carlyle.

New Insight is designing arrangements for employee shareholders and option holders, which are intended to provide ongoing incentives to the Company’s management and employees. Based on the substantial amount of work we have completed to date, we are in a position to execute a merger agreement and consummate the transaction very quickly.

To assist us in this transaction, we have retained Dow, Lohnes & Albertson PLLC and Debevoise & Plimpton LLP as our legal advisors and Morgan Stanley and Stephens as our financial advisors. This indication of interest is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been executed and delivered by the Company and all other appropriate parties and the agreement, arrangement or understanding has been approved by the Company’s Board of Directors and its special committee. The transaction will also have to be approved by the Company’s shareholders. No regulatory approvals will be required other than compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

We expect that the Board of the Company will form a special committee of independent directors to consider our proposal on behalf of the Company’s public shareholders and to recommend to the Board of Directors whether to approve the proposal. We also encourage the special committee to retain its own legal and financial advisors to assist in its review. We would welcome the opportunity to present our proposal to the special committee as soon as possible. Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a mutually acceptable transaction.

Should you have any questions, please call any of us. For Carlyle, please contact William Kennard (202-729-5331), Michael Connelly (212-381-4849), or Stephen Owens (202-729-5374).

Sincerely,

/s/ Sidney R. Knafel	/s/ Michael S. Willner	/s/ William E. Kennard
Sidney R. Knafel	Michael S. Willner	William E. Kennard
TC Group, L.L.C.

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